September 2, 2025

NG Hon Kin
Chief Executive Officer
MEDI Group Ltd
Unit 15-16, 22/F., CEO Tower
77 Wing Hong Street
Cheung Sha Wan
Kowloon, Hong Kong

       Re: MEDI Group Ltd
           Registration Statement on Form F-1
           Filed August 22, 2025
           File No. 333-289774
Dear NG Hon Kin:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 22, 2025
Capitalization, page 49

1. Please remove the underwriter's over-allotment from the capitalization table and dilution calculation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 2, 2025
Page 2

       Please contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Virginia Tam